March 15, 2013



John Reynolds, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549


Re: Satori Beverages International, LTD.
    Form 10-12B/A
    Filed January 28, 2013
    File Number 001-35794

Dear Mr. Reynolds:

I hereby respectfully request the withdrawal of our registration statement on Form 10-12B, File No.001-35794, as filed with the Securities and Exchange Commission on January 28, 2013.

We wish to withdraw the registration on the grounds that the wrong template was used, thus incorrectly designating the filing as a 10-12B instead of the correct designation as a 10-12G.

Satori Beverages is subsequently filing the Form 10 with the correct 10-12G designation.


Sincerely,

  /s/roger neal smith
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Roger Neal Smith, President